Mail Stop 4720

June 7, 2010

Richard M. Bracken
Chairman and Chief Executive Officer
HCA Inc.
One Park Plaza
Nashville, TN 37203

      Re: **HCA Inc.**
             Information Statement on Schedule 14C
             Filed May 27, 2010
             File Number 000-23511

Dear Mr. Bracken:

      We have completed our review of the above listed filing and have no further comments at this time.

                        Sincerely,

                        Jeff Riedler
                        Assistant Director